CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

Amendment of Share Buy Back

May 14, 2012 CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT”) reports that the normal course issuer bid (“NCIB”) announced in its news release dated February 15, 2012 has been amended with the approval of the Toronto Stock Exchange. The maximum number of common shares that CIBT intends to purchase under the NCIB has been increased to 3,000,000, representing approximately 4.2% of the 71,571,844 common shares which were outstanding as at the commencement of the NCIB, subject to a maximum aggregate acquisition cost of $1,000,000. In addition, the maximum number of common shares that CIBT may purchase per day has been increased to 4,566 common shares, representing 25% of the average daily trading volume of 18,264 common shares during the six months ending on April 30, 2012.  This limitation does not apply to “block trade purchases”, which are purchases of (1) shares having a purchase price of at least $200,000, (2) at least 5,000 shares having a purchase price of at least $50,000, or (3) at least 27,396 shares.

As at April 30, 2012, 446,500 common shares have been purchased under the NCIB. The NCIB expires on February 20, 2013.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the intended number of common shares to be repurchased under the NCIB, there is no certainty that the full number of intended shares will be purchased. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.